UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 19 August 2015

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
(Reg. No. 1968/004880/06)
(Incorporated in the Republic of South Africa)
("Gold Fields" or "the Company")
JSE, NYSE, DIFX Share Code: GFI
ISIN Code: ZAE000018123

RICK MENELL TO ASSUME ROLE OF DEPUTY CHAIRMAN OF GOLD
FIELDS

Gold Fields is pleased to announce that Rick Menell, currently an independent non-executive of the Company, will assume the role of the Deputy Chairperson of Gold Fields effective 19 August 2015.

Mr Menell has over 36 years' experience in the mining industry, including as President of the Chamber of Mines of South Africa, President and CEO of Teal Exploration & Mining and as Executive Chair of Anglovaal Mining and Avgold. Mr Menell also currently serves as a Director of Sibanye Gold, Weir Group Plc and Rockwell Diamonds Inc and is a Senior Advisor to Credit Suisse. He is also a director of a number of unlisted companies and non-profit organisations.

Cheryl Carolus, Chairperson of Gold Fields, welcomed the appointment of Mr Menell. "Rick has a vast amount of experience in the global mining industry and a particular strong knowledge of the South African mining sector. This will benefit Gold Fields as it continues to create value for its shareholders and other stakeholders."

Johannesburg
19 August 2015

Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 19 August 2015

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer